Exhibit 99.1
Unit C-D, 10F Long Life Building, 1566 West Yan An Road, Shanghai 200052, People’s Republic of China
www.Linktone.com
NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2011
Important Notice Regarding the Availability of Proxy Materials for the 2011 Annual General
Meeting of Shareholders to be Held on September 15, 2011
This Notice is to inform you that the Linktone Ltd. 2011 Annual General Meeting of Shareholders is being held on September 15, 2011 and the proxy materials for such meeting are available on the Internet. Follow the instructions below to view the proxy materials and vote or, in the case of holders of American Depositary Shares (“ADSs”), submit your voting instructions to JPMorgan Chase Bank, N.A., as depositary, or request a paper or email copy. The items to be voted on and location of the 2011 Annual General Meeting of Shareholders are also set out below.
This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting or, in the case of holders of ADSs, submitting your voting instructions to JPMorgan Chase Bank, N.A., as depositary.
The proxy statement and 2010 Annual Report on Form 20-F for the year ended December 31, 2010 are available, respectively, at http://www.linktone.com/en/ir/shareholder-services.html and http://www.linktone.com/en/ir/financial-reports.html.
If you want to receive a paper or email copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that the 2011 annual general meeting of shareholders of Linktone Ltd. (the “2011 Annual General Meeting of Shareholders”) will be held on September 15, 2011 at 10:00 a.m., Singapore time, at our offices located at 39 Mac Taggart Road, Level 5, Asia Media Centre, Singapore 368084, for the following purposes:
1.
To elect one Class I director to serve until the 2014 annual general meeting of shareholders or until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.

2.	To ratify the appointment of Ernst & Young LLP, Singapore as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2011.
3.	To transact such other business as may properly come before the 2011 Annual General Meeting of Shareholders or any adjournment or postponement thereof.
The foregoing items of business are more fully described in the proxy statement. You may access the following materials.
1.	Proxy statement at http://www.linktone.com/en/ir/shareholder-services.html.
2.	Annual Report on Form 20-F for the year ended December 31, 2010 at http://www.linktone.com/en/ir/financial-reports.html.
Holders of Ordinary Shares
You should vote by either attending the meeting in person or by mailing the attached Proxy Card to us as instructed therein.
If you prefer a paper or email copy of the proxy materials, you may request one by sending an email to or calling Brandi Floberg at linktone@tpg-ir.com or +1 (212) 481-2050, or by making a request online at http://www.linktone.com/en/ir/shareholder-services.html. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a copy.
Holders of American Depositary Shares
JPMorgan Chase Bank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this Notice and an ADS Voting Instruction Card. Upon the delivery of a signed and completed ADS Voting Instruction Card properly executed by a holder of record of ADSs, JPMorgan Chase Bank, N.A. will vote or cause to be voted the amount of ordinary shares represented by the ADSs held by such holder, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such ADS. JPMorgan Chase Bank, N.A. advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A. may vote those ordinary shares at the 2011 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote at, such meeting. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and have the same effect as if you vote “AGAINST” the proposal. You should return your properly completed ADS Voting Instruction Card to JPMorgan Chase Bank, N.A. prior to 12:00 p.m., Eastern Standard Time on September 12, 2011, which is the last date by which voting instructions may be received by JPMorgan Chase Bank, N.A.

JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the 2011 Annual General Meeting of Shareholders, there may be nothing you can do.
If you prefer a hard copy of the proxy materials, you may request one by calling the JPMorgan Service Center at 1-800-990-1135 or emailing jpmorgan.adr@wellsfargo.com. Alternatively, you may view or download the proxy materials online at http://www.linktone.com/en/ir/shareholder-services.html. Please make sure you request a copy at the earliest opportunity to facilitate timely delivery. There is no charge to you for requesting a hard copy.
Holders of record of our ordinary shares or ADSs representing those ordinary shares at the close of business on August 1, 2011 are entitled to vote at the 2011 Annual General Meeting of Shareholders and any adjournment or postponement thereof, and are encouraged and cordially invited to attend the 2011 Annual General Meeting of Shareholders.

FOR THE BOARD OF DIRECTORS
/s/ Hary Tanoesoedibjo

Hary Tanoesoedibjo Chairman and Chief Executive Officer
Shanghai, China
August 8, 2011
YOUR VOTE IS IMPORTANT

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